EXHIBIT 99.24

CONSENT OF EXPERT

March 30, 2012

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Rick Alexander, do hereby consent to the filing of the written dsiclosure regarding the technical report entitled “Technical Report for the Tocantinzinho Gold Mine Project, Brazil” dated May 4, 2011 and other information pertaining to the Tocantinzho Project, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2011 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s Annual Information Form and Annual Report on Form 40-F.

By:	/s/ Rick Alexander
Rick Alexander, P. Eng.
Eldorado Gold Corporation
Project Director